[Letterhead of Orrick, Herrington & Sutcliffe LLP]

March 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Issuance Trust II
American Express Receivables Financing Corporation VIII LLC
Registration Nos. 333-229493 and 333-229493-01
Amendment No. 1 to Registration Statement on Form SF-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation VIII LLC, as Depositor to the American Express Issuance Trust II, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 1 to the Registration Statement on Form SF-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle

Enclosure